Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

Contact:
Rick Moberg
Aware, Inc.
781-276-4000

Aware, Inc. Amends and Extends Dutch Auction
Tender Offer

BEDFORD, MASS. - April 3, 2009 - Aware, Inc. (NASDAQ: AWRE) today announced that it has amended and extended its modified Dutch Auction tender offer. As a result of comments and a request from the Securities and Exchange Commission (the “SEC”), Aware has agreed to narrow the price range of the tender offer to between $2.20 and $2.60 per share. Originally, the minimum purchase price was $1.80 per share. Aware has also extended the expiration date for the tender offer to 5 p.m., New York City time, on Friday, April 17, 2009.

The terms of the tender offer are set forth in Aware’s Offer to Purchase, dated March 5, 2009 (as amended on March 31, 2009, and as supplemented by the Supplement to the Offer to Purchase (the “Supplement”) dated April 3, 2009, the “Offer to Purchase”), the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), and the Tender Offer Statement on Schedule TO, including Amendment No. 1 and Amendment No. 2 (the “Schedule TO”), filed with the SEC in connection with the tender offer. The Offer to Purchase, the Letter of Transmittal, and the Supplement constitute the “tender offer”.

Under the terms of the tender offer, stockholders will have the opportunity to tender some or all of their shares at a price not greater than $2.60 nor less than $2.20 per share. Based on the number of shares tendered and the prices specified by the tendering stockholders, Aware will determine the lowest price per share within the range that will enable it to purchase up to 3,500,000 shares, or such lesser number of shares as are properly tendered. Aware also reserves the right in the tender offer to purchase up to an additional 2% of its shares outstanding. All shares purchased in the tender offer will be purchased at the same determined price per share regardless of whether the stockholder tendered at a lower price. The tender offer is not contingent upon any minimum number of shares being tendered. The tender offer is subject to a number of other terms and conditions specified in the Offer to Purchase. Tendering stockholders may continue to use the Letter of Transmittal that was previously circulated. While the Letter of Transmittal indicates that Aware is offering to pay $2.60 to $1.80 per share (in multiples of $0.10), stockholders using the Letter of Transmittal will nevertheless be subject to the increased minimum of $2.20 per share. Stockholders who have already tendered their shares need not take any further action to receive the increased minimum price of $2.20 per share, if their shares are selected by Aware for purchase in connection with the tender offer. Stockholders may withdraw tendered shares at any time on or prior to the expiration date of the tender offer.

Aware was advised by Computershare Trust Company, N.A., the depositary for the tender offer, that, based on a preliminary tally as of April 2, 2009, a total of approximately 4.2 million shares were tendered in the tender offer, which includes approximately 800,000 shares that were tendered through notices of guaranteed delivery.

The tender offer will expire at 5 p.m., New York City time, on Friday, April 17, 2009, unless extended by Aware.

Aware Amends and Extends Dutch Auction Tender Offer	Page 2

None of Aware, its directors and officers, the dealer manager, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price on any tender.

Georgeson Securities Corporation is acting as the dealer manager for the tender offer and the information agent is Georgeson Inc. Any stockholder who has questions or who requires tender offer materials may contact the information agent at (800) 262-0158. Banks and brokerage firms may call (212) 440-9800.

Important Notice: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation of offers to buy shares of Aware common stock will only be made pursuant to the Offer to Purchase, dated March 5, 2009, as amended and supplemented, the related Letter of Transmittal and other related documents that Aware distributed to its stockholders. Stockholders should read carefully Aware’s Schedule TO, including Amendment No.1 and Amendment No. 2, the Offer to Purchase, the related Letter of Transmittal, and the Supplement, as well as any amendments or supplements when they become available. These tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. All of these materials (and all other tender offer documents filed with the SEC) have been or will be filed with the SEC and will be available at no charge on the SEC's web site, www.sec.gov, and from Aware.

About Aware, Inc.
Aware is a leading technology supplier for the telecommunications and biometrics industries.  For more than ten years, Aware has pioneered innovations at telecommunications standards-setting organizations and continues to develop and market DSL silicon intellectual property and test and diagnostics products. Its StratiPHY™ IP product line supports DSL standards, including ADSL2+ and VDSL2, and has been broadly licensed to leading semiconductor companies. Telecom equipment vendors and phone companies use Aware's DSL test and diagnostics modules and Dr. DSL® software to help provision DSL circuits globally. Aware is also a veteran of the biometrics industry, providing biometric and imaging software components used in government systems worldwide since 1992. Aware's interoperable, standard-compliant, field-proven imaging products are used in a number of applications, from border management to criminal justice to medical imaging. Aware is a publicly held company (NASDAQ: AWRE) based in Bedford, Massachusetts. www.aware.com

Forward-Looking Statements
This press release contains forward-looking statements, such as references to completion of the tender offer and the payment for shares related thereto. These statements, including their underlying assumptions, are subject to risks and uncertainties and are not guarantees of future performance. Results may differ materially due to various factors such as the possibility that stockholders may not tender their shares in the tender offer, or other conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read our filings with the Securities and Exchange Commission related to the tender offer, including our Schedule TO and the documents referred to therein.

The statements presented in this press release speak only as of the date of the release.  Please note that except as required by applicable law we undertake no obligation to revise or update publicly any forward-looking statements for any reason.

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Aware, Dr. DSL and StratiPHY are trademarks or registered trademarks of Aware, Inc.
Any other trademarks appearing herein are the property of their respective owners.

Aware, Inc.  •  40 Middlesex Turnpike  •  Bedford, MA  USA  01730-1432
Tel: (781) 276-4000  •  Fax: (781) 276-4001  •  E-mail: aware@aware.com